UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                                     15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of  December     , 2002
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                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F   [x]                   Form 40-F   [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _ No |X|

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                         Desc, S.A. de C.V.
                                                 -------------------------------
                                                          (Registrant)



Date:     December 20, 2002                By    /s/ Arturo D'Acosta Ruiz
                                                --------------------------------
                                                Name:  Arturo D'Acosta Ruiz
                                                Title: Chief Financial Officer







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                                  EXHIBIT INDEX
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                                                             Sequential
             Item                                            Page Number
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   1.        Press Release, dated December 19, 2002.              4










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                                                                  EXHIBIT 1
                                                                  ---------

                                                      FOR IMMEDIATE RELEASE



CONTACTS:

IN MEXICO
Arturo D'Acosta Ruiz
Alejandro de la Barreda
Tel: (5255) 5261-8037
abarredag@mail.desc.com.mx

           DESC PROVIDES GUIDANCE FOR ITS FOURTH QUARTER 2002 RESULTS

           Mexico City, December 19, 2002 - DESC, S.A. de C.V. (NYSE: DES; BMV:
DESC) announced today that during the fourth quarter of 2002, it expects to obtain US$ 440 million in sales and an operating loss of around 2.5%.

           This result was mainly due to the steep decline in sales from the Autoparts Sector due to the sharp drop in sales in the automobile industry since the end of November and during the month of December, the temporary shutdown of some OEMs in order to reduce their inventories, and the overall negative results of the industry not only in Mexico but also in US.

           In addition, the drop in revenues from the Real Estate Sector is related to delays in sales from the Punta Mita tourist projects.

           The company is unable to provide further details regarding its quarterly results. However, it expects to release its preliminary fourth quarter 2002 figures during the week of January 15, 2003.

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           This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc's management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should" and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading "Risk Factors" in Desc's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.
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